January 14, 2020

Tim Weller
Chief Executive Officer
Merritt Topco, Inc.
101 Merritt 7
Norwalk, CT 06851

       Re: Merritt Topco, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 18, 2019
           CIK No. 0001724570

Dear Mr. Weller:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 furnished December 18, 2019

Prospectus Cover Page, page 1

1. The name of your company on the registration statement cover page is Merritt Topco,
       Inc., but you identify yourself as Datto on the prospectus cover page. Please clarify whether it is your intention to rename Merritt Topco, Inc. prior to the close of your initial public offering. Further, please provide consistent definitions for the term "Datto" and clarify in the summary how you will refer to your operating subsidiary Datto, Inc. to distinguish it from the public parent entity.
2. On your cover page or summary, please highlight that Vista Equity Partners and its affiliates ("Vista") will have the right to nominate all but one of the directors of the company.
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Merritt Topco, Inc.
January 14, 2020
Page 2
Prospectus Summary, page 1

3. Please disclose the percentage of annual recurring revenue ("ARR") generated from the
         700 MSP partners that accounted for more than $100,000 ARR for each period presented.
Risk Factors
We are an "emerging growth company" and we expect to elect to comply with reduced public company reporting requirements...., page 52

4. You state that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis. Please revise to further clarify that as a result of such election, your financial statements may not be comparable to companies that comply with public company effective dates. Provisions of our corporate governance documents could make an acquisition of us more difficult ...., page 53

5. Please consider providing a separate risk factor that discusses the risks associated with your business combination provision that will contain similar protections as Section 203 of the Delaware General Corporations Law. We note it appears that only the Board may be required to approve interested transactions under this provision. Please discuss how this provision would apply to interested transactions involving Vista and portfolio companies in its affiliated funds. For example, employees or members of affiliates of
         Vista are members of your board and Vista currently has nomination rights for all but one of your directors. Also, please discuss the resulting conflict of interests of any transaction involving Vista and how this provision expires in 3 years.
A significant amount of our total outstanding shares are restricted from immediate resale ....,
page 56

6. Please expand this risk factor to clarify that in addition to the fact that future resales of your shares may depress the market price for your shares, you may have difficulty raising additional capital. Further, clarify that you have a registration rights agreement with
         Vista, and that if Vista resells a significant amount of its shares pursuant to this agreement you will not receive the proceeds from those offerings.
Use of Proceeds, page 62

7. We note that you plan on using a portion of the proceeds from this offering to repay
FirstName LastNameTim Weller
       outstanding borrowings under your term loan facility. We also note that your equity
Comapany NameMerritt your predecessor Datto, Inc. in 2017. Disclose whether a significant sponsor acquired Topco, Inc.
January 14, 2020 your borrowings was used to pay the purchase price for Datto, Inc.
       portion of Page 2
FirstName LastName
 Tim Weller
FirstName LastNameTim Weller
Merritt Topco, Inc.
Comapany NameMerritt Topco, Inc.
January 14, 2020
Page 3
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 70

8. We note your discussion throughout your prospectus of the numerous risks that Brexit poses to the company's financial condition and results of operations. Please expand this discussion to disclose what steps, if any, management is preparing to take to mitigate and manage the risks posed to the company's business if a "hard" Brexit occurs (e.g. no agreements on data migration between the U.K. and the European Union). Key Performance Metrics, page 74

9. You state that your contracts typically begin with a 1-year or 3-year term and auto-renew on a monthly or annual basis thereafter. Please tell us whether your ARR calculations include the annualized value of monthly contracts, and if so, explain your basis for annualizing revenue from such customers. In your response, please provide us with cancellation/attrition rates or, alternatively, renewal rates for your monthly subscribers and tell us the amount of revenue recognized from monthly subscriber for each period presented. Also, revise your disclosures related to the ARR calculations to address the inclusion of monthly subscriptions, to the extent material.
10. The pricing of your subscription services appears to be dependent upon SMB user seats,
         MSP seats, or endpoints. Please provide a description of these terms and advise us whether they would be considered key performance indicators.
Business, page 89

11. Please include a discussion regarding the development and description of each of the company and its primary operating subsidiaries, Merritt HoldCo, Inc. and Datto, Inc.
         Also, describe further the transactions between Vista and both Datto, Inc. and Autotask
         Superior Holding, Inc. that formed the basis of your operating company. Include a description of the consideration transferred and clarify whether these transactions included any related party interests. Refer to Item 101(a)(1) of Regulation
S-K.
Our Market Opportunity, page 96

12. Please provide a more detailed discussion of how Frost & Sullivan estimated your addressable market to be approximately $28 billion in 2019. Include any material assumptions Frost & Sullivan made and provide a more detailed explanation of their methodology. Further, given that 77% of your revenues are generated in the United
         States, please clarify, if known, how much of your addressable market was based on foreign markets and/or markets in which you currently do not have operations.
Our Products, page 97

13. We note that you derive approximately $50.5 million in revenue from devices in both your
         Unified Continuity and Networking Solutions. Please provide a clearer description of
 Tim Weller
FirstName LastNameTim Weller
Merritt Topco, Inc.
Comapany NameMerritt Topco, Inc.
January 14, 2020
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FirstName LastName
         what products within each solution comprise device revenue, and whether devices constitute a material amount of revenue in each category. For example, it is unclear whether Networking Solutions are mostly device sales, and what percentage of
         Unified Continuity revenues are from devices.
14. Please clarify how you obtain your devices. You reference the use of manufacturing partners, but it is unclear whether you are designing proprietary devices that are protected through patents and made through the use of contract manufacturers. The risk factor on page 24 mentions the use of manufacturing partners, but does not indicate whether your third party manufactured devices are off-the-shelf existing products or are significantly different from products offered to MSPs by other vendors.
15. Please consider disclosing the revenue for Unified Continuity, Networking, and Business
         Management Solutions. It is unclear how significant each product category is to your business.
16. Please explain further the termination provisions included in the MSP partner agreements.
         In this regard, on page 21 you state that such agreements may be terminated for any reason by either party with advance notice prior to each annual or monthly renewal date.
         For example, clarify whether an MSP partner can terminate their annual subscription in the middle of the subscription term or whether termination can only be effective upon the renewal date. If the former is the case, state whether the MSP is subject to penalties if they terminate before the end of the contract term.
Marketing and Sales, page 103

17. Please clarify whether your sales teams operate across your different solutions. For example, it is not clear whether each MSP is assigned separate sales representatives for each solution category, or if they are assigned a single sales team or representative that provides sales for all of your solutions.
Description of Certain Indebtedness, page 124

18. You describe that your business plan includes strategic acquisitions to supplement the offerings provided in your platform. The negative covenants described on page 125 and in the risk factor on pages 48-49 include making investments, merging, incurring contingent obligations and other items. Please clarify the exceptions to these negative covenants and whether the negative covenants will significantly restrict your ability to proceed with an acquisition strategy, or require a waiver from your lender.
Description of Capital Stock, page 127

19. In this section, you describe certain anti-takeover provisions, such as shareholder action by written consent, the ability to call a special meeting, advanced notice provisions, removal of directors, and supermajority voting provisions that will change if Vista reduces its beneficial ownership below varying percentages. Please clarify here and in the related
 Tim Weller
FirstName LastNameTim Weller
Merritt Topco, Inc.
Comapany NameMerritt Topco, Inc.
January 14, 2020
January 14, 2020 Page 5
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         risk factors that the changes in your corporate governance documents as Vista reduces its beneficial ownership below the respective thresholds will increase the anti-takeover effect of these provisions. Further, clarify the mechanics of how these changes will be implemented, such as whether they will be effective immediately after Vista files its beneficial ownership reports showing it holdings are below the relevant thresholds, or whether it requires further action by the board or otherwise. Also, please clarify how you will notify public investors as to changes in your corporate governance due to changes in beneficial ownership of Vista and its affiliates falling below these ownership thresholds.
Underwriting, page 141

20. Please identify your underwriters in your next amendment. Further, on page 145, please describe if your lead underwriters have provided you any material services beyond their underwriting activities pursuant to your underwriting agreement, such as providing financing.
21. Please clarify the "certain exceptions" to the 180-day lock up agreement and whether these exceptions apply to all parties to the agreement.
Notes to Consolidated Financial Statements
Note 7. Goodwill and Intangible Assets, net, page F-22

22. Considering the apparent magnitude of goodwill recognized in the Datto acquisition, please explain to us the terms of this transaction and provide us with the acquisition-date fair value of the total consideration transferred. Tell us the factors that make up the goodwill recognized, such as the specific synergies you identified, the relative magnitude of each synergy, the intangible assets that did not qualify for separate recognition, or other factors considered. Also, when performing the purchase price allocation for this acquisition, explain further how you determined the fair value of the other intangible assets acquired. Similar information should be provided as it relates to the Autotask transaction, to the extent material.
23. Please tell us how you determined the useful lives of your technology and customer relationship intangible assets, citing the relevant accounting guidance outlined in ASC
         350-30-35-1 through 35-5.
18. Subsequent Events
Stock Options Grants, page F-34

24. Please provide us with a breakdown of all options granted in fiscal 2019 and to date in fiscal 2020, and include the fair value of the underlying common stock at the date of such grants as determined by your board of directors. To the extent there were any significant fluctuations in the fair value prices from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.
 Tim Weller
Merritt Topco, Inc.
January 14, 2020
Page 6

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-
Advisor, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameTim Weller
                                                          Division of
Corporation Finance
Comapany NameMerritt Topco, Inc.
                                                          Office of Technology
January 14, 2020 Page 6
cc:       Robert E. Goedert, P.C.
FirstName LastName